VIA EDGAR

January 27, 2012

Ms. Karen Rossotto
Office of Disclosure and Review
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to Comments on the Preliminary Proxy Statement of
ASA Gold and Precious Metals Limited (SEC File No. 811-21650)

Dear Ms. Rossotto:

On behalf of the ASA Gold and Precious Metals Limited (“Company”), set forth below are the comments that you provided by telephone on January 20, 2012 to me, concerning the Company’s preliminary proxy statement which was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 11, 2012, and the Company’s responses thereto. Your comments are set forth in italics and are followed by the Company’s responses.

1.         Comment: Page 2 of the preliminary proxy statement references the Company’s “outstanding common shares.” Confirm that there are no other class(es) of shares outstanding.

Response:      The Company confirms that it has no other class(es) of shares outstanding.

2.         Comment: Confirm that Mr. Pilkington served as a director of the predecessor of the Company (“ASA South Africa”) until 2005.

Response:      The Company confirms that Mr. Pilkington served as a director of ASA South Africa from 1979 until 2005.

3.         Comment: Under the heading “Director and Executive Officer Compensation—Director Compensation” on page 6 of the preliminary proxy statement, please add “from the Company” to the table heading “Aggregate Compensation.”

Response:      The Company has revised the table heading in response to your comment.

4.         Comment: Under the heading “Board of Directors—Leadership Structure and Qualifications of Board of Directors” on pages 8-9 of the preliminary proxy statement, the Company states that, “[t]he directors have determined that the Board’s leadership structure,

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
January 27, 2012

taking into account, among other things, its committee structure, which permits certain areas of responsibility to be allocated to the Independent Directors, and the role of its Chairman described above, are appropriate given the characteristics and circumstances of the Company.” Briefly describe “the characteristics and circumstances of the Company” that make the leadership structure appropriate.

Response:      The Company has revised the definitive proxy statement to delete the bracketed text and add the underlined text as follows: “[t]he directors have determined that the Board’s leadership structure, taking into account, among other things, its committee structure, which permits certain areas of responsibility to be allocated to the Independent Directors, and the role of its Chairman described above, are appropriate given [the characteristics and circumstances of the Company] that the Company is internally managed and the relatively small size of the Company’s organization.

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The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) staff comments or changes to disclosure in response to staff comments in the proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (202) 778-9340 if you have any questions regarding the foregoing.

Sincerely,

/s/ Yoon Choo

cc:	David Christensen, ASA Gold and Precious Metals Limited
Steven Schantz, Esq., ASA Gold and Precious Metals Limited
R. Darrell Mounts, Esq., K&L Gates LLP